October 25, 2007
Timothy A. Geishecker
Senior Counsel
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549-4561

RE:	Comment Letter
Lubrizol Corp.
Definitive 14A
Filed on March 14, 2007
File Number 001-05263
Dear Mr. Geishecker:
     To confirm our conversation on October 24, 2007, we will file our response to your comment letter dated September 26, 2007 no later than November 16, 2007.
Very truly yours,

/s/ Leslie M. Reynolds
Leslie M. Reynolds
Corporate Secretary and Counsel
The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe OH 44092
Phone: 440-347-5645